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SECU| 06002849 |SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 31, 2005___ AND ENDING___December 31, 2005___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  Veritage Group, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

4 Megonko Road
                                      (No. and Street)

Natick   _MA_   _01760_
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Jane Morris McColl   508/416-1788
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
                                (Name – _if individual, state last, first, middle name_)

32 Kearney Road   _Needham Heights_   _MA_   _02494_
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
FEB 28 2006
WASH. D.C.
203

PROCESSED
MAY 1 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Jane Morris McColl_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Veritage Group, LLC_____, as of ___December 31_____, 20 _05_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Jane Morris McColl
Signature

Managing Member
Title

Patricia Montgomery
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

Years Ended December 31, 2005 and 2004

Contents

	Page
FINANCIAL STATEMENTS:	
Independent Auditors' Report	1
Balance Sheets	2
Statements of Operations	3
Statements of Member's Capital	4
Statements of Cash Flows	5-6
Notes to Financial Statements	7-9
ADDITIONAL INFORMATION:	
Independent Auditors' Report on Additional Information	10
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Exemption Under Rule 15c3-3	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL Required by SEC Rule 17a-5	13-14



The CPA.
Never Underestimate
the Value.℠



MORRIS & MORRIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

February 7, 2006

TO THE MEMBER
VERITAGE GROUP, LLC
4 Megonko Road
Natick, MA 01760

We have audited the accompanying balance sheets of Veritage Group, LLC as of December 31, 2005 and 2004, and the related statements of operations, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritage Group, LLC at December 31, 2005 and 2004, and the results of its operations, member's capital, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Morris & Morris, P.C.

Certified Public Accountants






VERITAGE GROUP, LLC

BALANCE SHEETS

	December 31	
	2005	2004

ASSETS

CURRENT ASSETS:		
Cash and Equivalents	$ 318,637	$ 157,962
Accounts Receivable - Trade	2,653	35,414
TOTAL CURRENT ASSETS	321,290	193,376
PROPERTY AND EQUIPMENT, at Cost	62,896	60,283
Less: Accumulated Depreciation	(40,116)	(30,053)
	22,780	30,230
TOTAL ASSETS	$ 344,070	$ 223,606

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accounts Payable	$ -	$ 15,469
Accrued Expenses	271,760	-
TOTAL CURRENT LIABILITIES	271,760	15,469
MEMBER'S CAPITAL	72,310	208,137
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 344,070	$ 223,606

The accompanying notes and independent auditors' report
are an integral part of these financial statements.



The CPA.
Never Underestimate
the Value.℠



VERITAGE GROUP, LLC

STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2005	2004
REVENUES	$ 2,071,786	$ 1,277,250
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional Expenses	509,295	533,970
Retirement Plan Contribution	271,760	-
Travel and Entertainment	34,535	20,964
General and Administrative	27,468	12,743
Depreciation	10,062	8,763
Utilities	9,758	8,390
TOTAL EXPENSES	862,878	584,830
INCOME FROM OPERATIONS	1,208,908	692,420
INTEREST INCOME	1,258	170
NET INCOME	$ 1,210,166	$ 692,590

The accompanying notes and independent auditors' report
are an integral part of these financial statements.



The CPA.
Never Underestimate
the Value.℠



MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

STATEMENTS OF MEMBER'S CAPITAL (DEFICIT)

Years Ended December 31, 2005 and 2004

	Member's Capital (Deficit)	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Totals
Year Ended December 31, 2004					
Beginning Balance, January 1, 2004	$(1,416,662)	$ 75,000	$ -	$ 1,399,289	$ 57,627
Add: Capital Contributions	-	-	-	-	-
Add: Net Income	-	-	-	692,590	692,590
Deduct: Distribution to Member	(542,080)	-	-	-	(542,080)
Ending Balance, December 31, 2004	$(1,958,742)	$ 75,000	$ -	$ 2,091,879	$ 208,137
Year Ended December 31, 2005					
Beginning Balance, January 1, 2005	$(1,958,742)	$ 75,000	$ -	$ 2,091,879	$ 208,137
Add: Capital Contributions	-	-	-	-	-
Add: Net Income	-	-	-	1,210,166	1,210,166
Deduct: Distribution to Member	(1,345,993)	-	-	-	(1,345,993)
Ending Balance, December 31, 2005	$(3,304,735)	$ 75,000	$ -	$ 3,302,045	$ 72,310

The accompanying notes and independent auditors' report
are an integral part of these financial statements.



The CPA.
Never Underestimate
the Value.℠



VERITAGE GROUP, LLC

STATEMENTS OF CASH FLOWS

| | Years Ended December 31 | |
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 2,104,547	$ 1,267,955
Cash Paid for Operating Expenses	(596,525)	(576,067)
Interest Income Received	1,258	170
Net Cash Provided by Operating Activities	1,509,280	692,058
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash Paid for Property and Equipment	(2,612)	(16,626)
Net Cash (Used for) Investing Activities	(2,612)	(16,626)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Member	(1,345,993)	(542,080)
Net Cash (Used for) Financing Activities	(1,345,993)	(542,080)
NET INCREASE IN CASH AND EQUIVALENTS	160,675	133,352
CASH AND EQUIVALENTS, Beginning of Year	157,962	24,610
CASH AND EQUIVALENTS, End of Year	$ 318,637	$ 157,962

The accompanying notes and independent auditors' report
are an integral part of these financial statements.



The CPA.
Never Underestimate
the Value.℠


MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31	
	2005	2004
RECONCILIATIONS OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Total Income	$ 1,210,166	$ 692,590
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	10,062	8,763
Changes in Assets and Liabilities:		
Decrease (Increase) in Accounts Receivable - Trade	32,761	(25,414)
Decrease in Deposit	-	650
Increase in Accounts Payable and Accrued Expenses	256,291	15,469
Total Adjustments	299,114	(532)
Net Cash Provided by Operating Activities	$ 1,509,280	$ 692,058

The accompanying notes and independent auditors' report
are an integral part of these financial statements.



The CPA.
Never Underestimate
the Value.℠



MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

A. <u>THE COMPANY AND NATURE OF ITS OPERATIONS:</u>

The Limited Liability Company was organized under the laws of the State of Delaware on February 29, 1996, for the principal purpose of engaging in the business of placing private securities with institutional investors. The latest date for the dissolution of the LLC is March 20, 2026.

B. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:</u>

    1.   <u>Methods of Accounting</u>

        The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, using the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

    2.   <u>Management Estimates</u>

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2005 and 2004, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

    3.   <u>Cash and Equivalents</u>

        The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety days or less to be cash equivalents.





MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4.   Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are written off in the year that the account becomes uncollectible. The direct write-off method is utilized for income tax reporting purposes.

5.   Property and Equipment

Property and Equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged as incurred.

The Company utilizes the straight-line method in computing depreciation expense for financial reporting purposes, while utilizing various accelerated methods in computing depreciation expense for tax reporting purposes. Depreciation expense is computed using the estimated lives of individual assets as follows:

	Number of Years
Office Furniture and Equipment	5-7

6.   Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code, the single-member LLC is treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, is not subject to income taxes. Income or losses of the Company are includable in the Member's individual income tax returns.

8



The CPA.
Never Underestimate
the Value.℠



MOR**RIS**
MOR**RIS**, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2005 and 2004, the Company performed a significant amount of work for four (4) unrelated customers. The amounts related to these significant customers included in the accompanying statements of operations and comprehensive income and balance sheets are as follows:

| | Revenues for the Years Ended December 31 | | Accounts Receivable as of December 31 | |
	2005	2004	2005	2004
Customer A	$ 768,811	$ 833,333	$ -	$ -
Customer B	401,225	191,719	-	258
Customer C	351,563	60,000	-	-
Customer D	351,563	-	-	-

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $46,877 and $142,493, respectively. These amounts are in excess of its required net capital of $5,000. At December 31, 2005 and 2004, the Company's ratio of aggregate indebtedness to net capital was 5.8 to 1 and 0.11 to 1, respectively. In addition, the Company has informally agreed with the NASD that it will maintain minimum net capital of $6,000.

E. RETIREMENT BENEFIT PLAN:

During 2005, the Company adopted an employee benefit plan, pursuant to Section 412(i) of the Internal Revenue Code, covering all of its qualified employees. Retirement plan contributions were $271,760 for the year ended December 31, 2005.



The CPA.
Never Underestimate
the Value.℠



MORRIS & MORRIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Our audits of the financial statements of Veritage Group, LLC at December 31, 2005 and 2004, and for the years then ended, were intended primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole.

The additional information presented in the following pages has been taken primarily from accounting and other records of the Company and is not necessary for fair presentation of its financial position, results of its operations or its cash flows in order to be in conformity with accounting principles generally accepted in the United States of America. The additional information has not been subjected to tests and other auditing procedures sufficient to enable us to express an opinion as to the fairness of the details included therein and, accordingly, we do not express an opinion on the additional information.

Morris Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902





VERITAGE GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

	December 31	
	2005	2004
Net Capital:		
Total Member's Capital	$ 72,310	$ 208,137
Deduct Nonallowable Assets:		
Accounts Receivable	2,653	35,414
Property and Equipment, Net	22,780	30,230
Deposit	-	-
	25,433	65,644
Net Capital	$ 46,877	$ 142,493
Aggregate Indebtedness	$ 271,760	$ 15,469
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 18,117	$ 5,000
Excess of Net Capital over Requirement	$ 28,760	$ 137,493
Excess Net Capital at 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 1,584	$ 140,946
Ratio: Aggregate Indebtedness to Net Capital	5.8 to 1	0.11 to 1

There are no material differences from the above computations and the Company's corresponding unaudited Focus Report Form X-17A-5 Part II-A filings of December 31, 2004. Material differences from the above computations for December 31, 2005 primarily relate to additional accrued expenses.



MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

EXEMPTION UNDER RULE 15c3-3

Years Ended December 31, 2005 and 2004

The Company claims exemption under the provisions of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

AICPA

The CPA.
Never Underestimate
the Value.℠



MORRIS & MORRIS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To The Member
Veritage Group, LLC

In planning and performing our audits of the financial statements of Veritage Group, LLC (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control structure in order to determine our auditing procedures, for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Veritage Group, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902



The CPA. Never Underestimate the Value.℠



MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
(Continued)

Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005 and 2004; and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the years ended December 31, 2005 and 2004.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Morris + Morris, P.C.

Certified Public Accountants

